Exhibit 1.1
Memorandum

Date:         May 9, 2008

To:    The Children’s Internet Holding Company, LLC
   Mr. Richard J. Lewis III
   Mr. Tom Essa

From:         The Children’s Internet, Inc. Board of Directors and
    Ms. Sholeh Hamedani, Chairman

RE: Termination of the Definitive Stock Purchase Agreement entered into on October 19, 2007

On March 18, 2008, The Children’s Internet, Inc. (“TCI”) entered into Amendment No. 4 (the “Amendment”) to the Definitive Stock Purchase Agreement (the “DSPA”) between Shadrack Films, Inc. (“Shadrack”), The Children’s Internet Holding Company, LLC (“TCI Holding”), Richard J. Lewis III, and Sholeh Hamedani, as theretofore amended. Under the Amendment, the date upon which the parties are permitted to terminate the DSPA if the closing of the DSPA has not occurred was extended from March 15, 2008 to March 31, 2008.

Despite the numerous extensions to the DSPA TCIH has failed to close the DSPA on or before March 31, 2008 therefore please be advised that the Company and its Board of Directors, acting unanimously, is terminating the agreement as of May 9, 2008. In addition to terminating the DSPA, the Board has voted unanimously to remove Richard Lewis III as acting chief executive officer and acting chief financial officer effective immediately.

In closing, the Parties are open to discussions with TCI Holding Co. regarding new proposals to acquire The Children's Internet, Inc.